

Skip Townsend · 3rd

CFO at PharmD Live

Saint Petersburg, Florida · 135 connections · **Contact info**

 **PharmD Live**

 **University of Missou Louis**

Experience

 **CFO**

PharmD Live · Full-time

Nov 2019 – Present · 10 mos

Tampa/St. Petersburg, Florida Area

Managing Partner

Intelligies, LLC

Apr 2017 – Nov 2019 · 2 yrs 8 mos

Tampa/St. Petersburg, Florida Area

 **General Manager**

Albert's Organics

Apr 2015 – May 2016 · 1 yr 2 mos

Sarasota, Florida Area

$35M distribution center recently acquired by Alberts. Full P&L responsibility, including sales, purchasing and warehouse operations.

CFO Consultant

WDTownsend CFO Consulting

Apr 2014 – Mar 2015 · 1 yr

Provided financial and operational expertise to co

CFO/GM

Flavor 1st Growers & Packers
Jul 2011 – Apr 2014 · 2 yrs 10 mos
Mills River, NC

Improved financial controls and discipline. Led Leg
Managed warehouse expansion project.
Completed a private equity investment.

CFO/GM

Global Safety Labs, Inc.
Jul 2008 – Jul 2011 · 3 yrs 1 mo

CFO for privately funded start-up.
Also led Fire Resistant clothing line to include des
logistics.

CFO/Consultant

Self Employed
Jan 2002 – Jun 2008 · 6 yrs 6 mos

Accounting disciplines ,fundraising, M&A, manufa



SBU Director of Finance

Honeywell
May 1980 – Dec 2001 · 21 yrs 8 mos
Clearwater, FL

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Education



University of Missouri-Saint Louis

Bachelor of Business Administration (B.B.A.), Accounting
1971 – 1977

Night School student majoring in Accounting

Skills & Endorsements

Mergers & Acquisitions · 7

Brad Fuller and 6 connections have given endorsements for t

Business Planning · 6

Cecil E." Sandy" Smith Jr. and 5 connections have given end

Forecasting · 5

Robin Schaffer and 4 connections have given endorsements

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Accomplishments

1 Patent

Fire Resistant Fabric

